BIRDBILL, INC.
Room 1715, 17/F, Pacific Trade Centre
2 Kai Hing Road
Kowloon Bay, Kowloon, Hong Kong

April 7, 2016

Via Edgar
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Mail Stop 3561
Washington DC 20549
Attn: Mara L. Ransom, Assistant Director

Re:          Birdbill, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed March 11, 2016
File No. 333-205792

Dear Ms. Ransom:

We have received your letter dated March 29, 2016 and have updated the Registration Statement and prepared the following responses to your comments.

Prospectus Cover Page

1. Please revise your disclosures here and throughout your prospectus to reflect the net proceeds that you may receive upon selling 100%, 75%, 50%, and 25% of the offered shares.  In this regard, we note that your estimates here and in the Prospectus Summary are inconsistent with the net totals in Use in Proceeds.

RESPONSE: Discussion regarding net proceeds has been updated throughout for consistency.

Directors, Executive Officers and Corporate Governance

Background of Directors and Executive Officers, page 23

2. We have reviewed your response to comment 6.  Please revise your disclosures to comply with Item 401 of Regulation S-K, including but not limited to the ages and employment histories for all three of your directors.  For example, we note you have removed the ages of the three directors and your disclosures regarding Mr. Yau's directorships do not detail his employment history.

RESPONSE: Ages and further detail regarding Mr. Yau's employment history have been added.

Item 16. Exhibits and Financial Statement Schedules

3. Please revise your exhibit table to list all exhibits included with this registration statement, including Exhibits 10.3 and 10.4.

RESPONSE: Exhibit 10.3 has been added to the exhibit table.

Signatures

4. We have reviewed your response to comment 8.  Please refer to the Signatures section of Form S-1 and include both of the required statements and the signatures on behalf of the company and individuals as instructed in Form S-1.

RESPONSE: The proper signature block is included.

The Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Birdbill, Inc.

/s/ Leung Ying Wai
Chief Executive Officer